For Immediate Release

Flamel Technologies Announces Third Quarter Results; Achievement of Second Milestone in Fourth Quarter with Merck Serono

LYON, France—November 4, 2010--Flamel Technologies (Nasdaq:FLML) today announced its financial results for the third quarter of 2010.

The Company also announced today that it has achieved a further milestone in its development program with Merck Serono, a division of Merck KGaA, Darmstadt, Germany, for an extended release formulation of interferon-beta 1-a.  According to the terms of the original development agreement negotiated in 2007, Flamel will receive € 1 million from Merck Serono.

Other recent highlights in the third quarter include:

•
Completion of key steps in the Company’s development program with Merck Serono on an extended release formulation of Interferon-beta 1-a, which led to last month’s €3 million milestone announcement regarding clinical development; and

•	Signing of two further projects: one for Medusa and the other for a Micropump formulation.

Stephen H. Willard, Flamel’s chief executive officer, commented, “Our achievements with the Merck Serono project are the product of over two years of work and mark an important point in the Company’s development of the Medusa platform.  These two most recent milestones are further steps in the advancement of this program, which we believe demonstrates the continued growth of Flamel and our Medusa Platform. We are pursuing multiple projects with the Medusa platform which we believe will progress at a fast pace in the year ahead.”

Mr. Willard continued, “We are increasingly discussing opportunities to leverage our expertise in the creation of improved formulations of already-marketed molecules with interested parties, including the creation of bio-better opportunities.  We believe that the Company is uniquely positioned for this opportunity, as the Medusa platform has been shown to deliver improved efficacy and safety without chemical modification of the molecule being delivered.”

Flamel reported total revenues in the third quarter 2010 of $8.0 million, versus $9.9 million in the year-ago period.  License and research revenues were $4.1 million versus $4.7 million in the third quarter of 2009.  Product sales and services totaled $1.8 million during the quarter versus $2.7 million in the third quarter 2009.    Other revenues during the third quarter of 2010, composed primarily of royalties on the sale of Coreg CR™, were $2.1 million versus $2.5 million in the year-ago period.

Costs and expenses during the third quarter of 2010 were $(11.2) million versus $(13.2) million in the year-ago period.  Costs of goods and services sold in the quarter were $(1.5) million versus $(2.6) million in the year-ago period.  Research and development expenses were $(6.7) million versus $(7.5) million in the third quarter of 2009.  SG&A declined to $(2.9) million from $(3.1) million in the year-ago period.

Net loss in the third quarter of 2010 was $(3.3) million, compared to a net loss of $(3.4) million in the third quarter of 2009.  Net loss per share (basic) for the third quarter of 2010 was ($0.14), as it was in third quarter of 2009.

Cash and marketable securities at the end of the third quarter totaled $32.1 million versus $33.7 million at the end of the second quarter of 2010.

For the first nine months of 2010, Flamel reported total revenues of $23.6 million versus $31.5 million in the first nine months of 2009. License and research revenues during the period were $10.9 million versus $16.2 million in the year-ago period.  Product sales and services during the first nine months of 2010 were $6.0 million versus $7.6 million in the first nine months of 2009.  Other revenues during the first nine months of 2010 were $6.8 million versus $7.8 million in the year-ago period.

During the first nine months of 2010, total costs and expenses declined to $(35.5) million, from $(37.3) million in the year-ago period.  Costs of goods and services sold in the first nine months of 2010 totaled $(5.0) million versus $(6.5) million in the year-ago period.  Research and development expenses during the first nine months of 2010 were $(21.8) million versus $(21.5) million during the year-ago period.  SG&A for the first nine months of 2010 amounted to $(8.7) million versus $(9.4) million in the year-ago period.

Net loss in the first nine months of 2010 was $(11.7) million, compared to a net loss of $(5.7) million in the first nine months of last year.  Net loss per share (basic) for the first nine months of 2010 was $(0.48), compared to net loss per share (basic) in the year-ago period of $(0.24).

A conference call to discuss earnings is scheduled for 8:30 AM EDT on November 5, 2010.  The dial-in number (for investors in the U.S. and Canada) is (1) 877-719-9799; the conference ID number is 3279524.  International investors are invited to dial (1) 719-325-4857.

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.  Flamel's Medusa® technology is designed to deliver controlled-release formulations of proteins, peptides, as well as other large and small molecules.

Charles Marlio, Director of Strategic Planning and Investor Relations
Tel:                      + (33) (0)4-7278-3434
Fax:                      + (33) (0)4-7278-3435
Marlio@flamel.com

This document contains forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the status of various research and development projects and technology platforms.  These statements are identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “plan,” “predict,” “project,” “will,” “continue” and other similar expressions and speak as of the date they are made.  The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise, and you should not place undue reliance on such statements.  These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2009.

Schedule attached

Financial Statements (Unaudited)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
Revenue:
License and research revenue	$4,726	$4,119	$16,156	$10,865
Product sales and services	2,651	1,805	7,602	5,970
Other revenues	2,521	2,117	7,769	6,808
Total revenue	9,898	8,041	31,527	23,643
Costs and expenses:
Cost of goods and services sold	(2,567)	(1,535)	(6,508)	(5,045)
Research and development	(7,531)	(6,702)	(21,464)	(21,824)
Selling, general and administrative	(3,138)	(2,931)	(9,371)	(8,659)
Total	(13,236)	(11,168)	(37,343)	(35,528)

Loss from operations	(3,338)	(3,127)	(5,816)	(11,885)

Interest income net	92	109	349	326
Foreign exchange gain (loss)	(140)	(302)	(288)	(87)
Other income	4	5	13	93

Loss before income taxes	(3,382)	(3,315)	(5,742)	(11,553)
Income tax benefit (expense)*	-	(24)	-	(100)
Net loss	$(3,382)	$(3,339)	$(5,742)	$(11,653)

Loss per share

Basic loss per ordinary share	$(0.14)	$(0.14)	$(0.24)	$(0.48)
Diluted loss per share	$(0.14)	$(0.14)	$(0.24)	$(0.48)

Weighted average number of shares outstanding (in thousands) :

Basic	24,225	24,423	24,217	24,391
Diluted	24,225	24,423	24,217	24,391

* Research tax credit reclassified in operational expenses for 2009